ROLLINS, INC.

2170 Piedmont Road NE

Atlanta, GA 30324

May 2, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Rollins, Inc.

Registration Statement on

Form S-4 (File No. 333-286769)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) of Rollins, Inc. (the “Company”) be accelerated to May 6, 2025 at 4:00 p.m. E.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

*****

Very truly yours,

ROLLINS, INC.

By:	/s/ Kenneth D. Krause
	Name:	Kenneth D. Krause
	Title:	Executive Vice President and Chief
Financial Officer